SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

1 Jinke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd.
(Registrant)

Date May 14, 2010	By	/S/ ZHOU ZHOU
	Name:	Zhou Zhou
	Title:	Secretary to the Board of Directors

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.1

JinkoSolar Holding Co., Ltd. Announces Pricing of Initial Public Offering on the NYSE

SHANGHAI, China, May 13, 2010 – JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a fast-growing solar product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China, today announced that its initial public offering of 5,835,000 American depositary shares (“ADSs”), each representing four (4) ordinary shares of the Company, was priced at $11.00 per ADS. The ADSs will begin trading on the New York Stock Exchange on May 14, 2010 under the symbol “JKS.”

All of the 5,835,000 ADSs sold in the offering were sold by JinkoSolar. The underwriters have been granted a 30-day option to purchase up to 875,250 additional ADSs from JinkoSolar to cover over-allotments.

Credit Suisse Securities (USA) LLC acted as sole global coordinator and sole bookrunner, and Oppenheimer & Co. Inc., Roth Capital Partners, LLC, and Collins Stewart LLC acted as co-managers for this offering.

JinkoSolar’s registration statement relating to these securities has been declared effective by the United States Securities and Exchange Commission. This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering of the securities is made only by means of a prospectus forming a part of the effective registration statement. A copy of the prospectus relating to the offering may be obtained by contacting Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, New York, NY 10010, or by phone at +1-800-221-1037.

About JinkoSolar Holding Co., Ltd.

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing solar product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China. JinkoSolar has built a vertically integrated solar product value chain from recovered silicon materials to solar modules. JinkoSolar’s principal products are silicon wafers, solar cells and solar modules. As of December 31, 2009, JinkoSolar had an aggregate of more than 440 silicon wafer, solar cell and solar module customers from China, Hong Kong, Taiwan, the Netherlands, Germany, the United States, India, Belgium, Singapore, Korea, France, Spain and Israel and other countries or regions. For more information about JinkoSolar, please visit http://www.jinkosolar.com.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company’s public filings with the Securities and Exchange Commission, including the Company’s registration statement on Form F-1, as amended. All information provided in this press release is as of May 13, 2010. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About the Company

For more information, please contact:

JinkoSolar Holding Co., Ltd.

Yvonne Young, Director of Investor Relations

Tel: +86-21-6106-4018

Email: ir@jinkosolar.com

SOURCE: JinkoSolar Holding Co., Ltd.